SUPPLEMENT TO

                           OFFER TO PURCHASE FOR CASH

                            ALL OUTSTANDING SHARES OF

                         DUNES HOTELS AND CASINOS, INC.

                                  COMMON STOCK
                       AT $1.00 NET PER SHARE IN CASH AND

                   SERIES B, $7.50 CUMULATIVE PREFERRED STOCK
                         AT $30.00 NET PER SHARE IN CASH

                                       BY

                         DUNES HOTELS AND CASINOS, INC.

     This supplement amends and updates the information contain in the Offer to Purchase dated October 31, 2000 relating to the offer by the Dunes Hotels and Casinos, Inc. to purchase all of the outstanding shares of its common stock and series B, $7.50 cumulative preferred stock. The date of this supplement is December 21, 2000.

     Extension of Offer. The Offer and Withdrawal Rights are hereby extended to 4:00 p.m. Central time, on February 15, 2001, unless the offer is further extended in the future. If you have previously tendered your shares, you may withdraw your tender at any time prior to February 15, 2001 by following the procedures for withdrawal described in the Offer to Purchase under the caption "The Offer--4. Withdrawal Rights". Payment for shares will be made promptly after February 15, 2001 in accordance with the procedures described in the Offer to Purchase under the caption "The Offer--2. Acceptance for Payment and Payment".

     Additional Telephone Number for Assistance. In addition to the telephone number for assistance listed in the Offer to Purchase, General Financial Services is making its (800) telephone number available to shareholders who have questions and requests for assistance. You may contact Thomas Steele, the Dunes' General Counsel, at 1-800-728-1029, Ext. 28.

     Additional Offerors. You should consider the offer to purchase your shares and all the information contained in the original Offer to Purchase and this supplement to be jointly made by the Dunes Hotels and Casinos, Inc., General Financial Services, Inc., GFS Acquisition Company, Inc. and Steve K. Miller. In this supplement, the Dunes, General Financial Services, GFS Acquisition Company and Mr. Miller are collectively referred to as the "offerors". Mr. Miller, General Financial Services and GFS Acquisition Company are collectively referred to as the "GFS Group". Mr. Miller is the sole shareholder and director and the President of General Financial Services. General Financial Services is the sole shareholder of GFS Acquisition Company and Mr. Miller is the sole director and the President of GFS Acquisition Company. General Financial Services, either directly or through GFS Acquisition Company, owns or controls approximately 76.2% of the common stock of the Dunes. See "The Offer--7. Certain Information Concerning the Dunes" in the Offer to Purchase for additional information concerning the GFS Group. The telephone number for the GFS Group is (316) 636-1070.

     Summary Term Sheet. The answer in the summary term sheet to the question "HOW MUCH ARE YOU OFFERING TO PAY? WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?" is revised as follows:

     We are offering to pay $1.00 per share for the common stock and $30.00 per share for the preferred stock, in each case, net to you in cash, without interest. Although we believe these prices are above the current market value of the shares, the price for the common stock is less than its current net book value ($1.13 as of September 30, 2000) and the price for the preferred stock is less than its liquidation value ($268 as of September 30, 2000, including accrued and unpaid dividends of $143). If you are the record owner of your shares and you tender your shares to us in the Offer, you will not have to pay brokerage fees or commissions. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See "INTRODUCTION".

     Why are we making the offer at this time? As indicated in the Offer to Purchase, the GFS Group acquired control of the Dunes in April 2000 and replaced the prior board of directors with the current board of directors. The offerors believe that the Dunes and its shareholders had suffered under the previous board of directors as evidenced by the poor financial performance of the Dunes, the failure to hold annual shareholder meetings during the past 15 years and the absence of an active trading market for the Dunes' shares. After undertaking a review of the Dunes' historical financial performance, current financial condition and future business prospects, the offerors determined that it was unlikely that an active trading market for the Dunes' shares would develop in the near future. Based on the results of the foregoing review, the offerors decided that the offer would provide shareholders the opportunity to realize the current market value of their shares while at the same time allowing the Dunes the opportunity to (1) eliminate the ongoing costs of being a public company (which were estimated to be approximately $200,000 per year) and (2) reduce the amount that would be owed to holders of the preferred shares in the event of a liquidation of the Dunes.

     Fairness of the Offer. You should interpret the discussion in the Offer to Purchase regarding the fairness of the transaction to the shareholders of the Dunes to be directed solely to the fairness of the transaction to the unaffiliated shareholders of the Dunes. As discussed in the Offer to Purchase, the affiliated shareholders of the Dunes have indicated to the board of directors of the Dunes that they will not be tendering their shares in the offer.

     Since the Offer Price is below the net book value of the common stock and below the liquidation preference of the preferred stock, the net book value of the common stock owned by the GFS Group will be increased as a result of the purchase of any shares tendered in the offer. If all of the Common Shares not owned by the GFS Group were tendered in the offering, the net book value of the Common Shares owned by the GFS Group would increase from $1.13 to $1.17. If all of the Preferred Shares not owned by the GFS Group were tendered in the offering, the net book value of the Common Shares owned by the GFS Group would increase from $1.13 to $1.58. If all of the Common Shares and Preferred Shares not owned by the GFS Group weere tendered in the offering, the net book value of the Common Shares owned by the GFS Group would increase from $1.13 to $1.75. In addition, since their percentage ownership in the Dunes will be increased as a result of the purchase of any shares tendered in the offer, their share of any future losses, profits, dividends or other distributions will also be increased. The amount of any such increase will depend upon the number of shares tendered in the offer. If you tender your shares in the offer, you will not be able to participate in any future profits, dividends or other distributions of the Dunes. However, the board of directors of the Dunes currently does not intend to pay any dividends or make any other distributions on the capital stock of the Dunes for the foreseeable future.

     In determining the Offer Price for the preferred shares, the offerors first determined that the Dunes is currently solvent. As a result, in the event of a liquidation or sale of the Dunes, the holders of the preferred shares would be entitled to receive the full amount of their liquidation preference, but no more. The offerors, therefore, did not attempt to value the preferred shares using net book value, liquidation value or going concern value, since those methods would not change the amount that the preferred shareholders would receive. The offerors did determine that the preferred shares had a fair value less than its current liquidation value based on the factors discussed in "Special Factors--2. Purpose and Fairness of the Offer" in the Offer to Purchase.

     Based on the foregoing discussion and the discussion in the Offer to Purchase, the offerors believe that the entire transaction, including the consideration to be paid to the shareholders, is fair to the unaffiliated shareholders of the Dunes. The offerors also believe that the determination of the offer price was procedurally fair to the shareholders despite the fact that:

o the Dunes has not retained and does not intend to retain any unaffiliated representative to act solely on behalf of the unaffiliated shareholders for purposes of negotiating the terms of the offer and/or preparing a report concerning the fairness of the offer,

o the Dunes has not received any report, opinion or appraisal from an outside party that is materially related to the offer, and

o the Dunes has not had the offer approved by a majority of the unaffiliated shareholders of the Dunes.

     The offerors did not view the absence of these procedural safeguards to be material since, unlike in a two step tender offer with a cash-out merger after the tender offer is completed, you will have the right to determine whether you receive the offered consideration or remain a shareholder of the Dunes. The offerors also believe that given the relatively small size of the Dunes, it would have been difficult to find an experienced and knowledgeable individual to prepare a report and/or represent the unaffiliated shareholders. The offerors also believe that given the
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


nature of the Dunes' assets, the Offer Price would not have been materially different if such an individual had been retained. The offer was unanimously approved by the Board of Directors of the Dunes, including the three non-employee directors

     See also "Special Considerations--4. Interests of Certain Persons in the Offer" in the Offer to Purchase.

     Conditions to the Offer. If we waive any conditions to the offer, we will do so prior to the expiration of the offer. We hereby by delete the last paragraph of "The Offer--8. Conditions to the Offer" in the Offer to Purchase.

     Federal Income Tax Considerations. Your acceptance of the offer will not have any tax consequences to the offerors.

     Additional Financial Information. The financial statements contained in the Dunes' Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on November 15, 2000 are incorporated herein by reference.

     Forward Looking Statements. The forward looking statements contained in, or incorporated by reference into, the Offer to Purchase are not subject to the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

     Beneficial Ownership of Shares. As of the date of this supplement, the offerors are not aware of any change in the information contained in the stock ownership table contained in "Special Factors--Beneficial Ownership of the Stock" in the Offer to Purchase.

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